MATRIX CORNER  |  HOWICK CLOSE  |  WATERFALL PARK  |  BEKKER ROAD  |  MIDRAND

PO BOX 12326  |  VORNA VALLEY  |  1686 JOHANNESBURG  |  SOUTH AFRICA

PHONE +27 11 654 8279  |  FAX +27 11 654 8286

March 29, 2017

VIA EDGAR

Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mailstop 4561

Washington, D.C. 20549

Re:	MiX Telematics Limited
Form 20-F for the Fiscal Year Ended March 31, 2016
Filed June 29, 2016
File No. 1-36027

Dear Ms. Blye,

This letter is submitted by MiX Telematics Limited (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Staff’s review of the Company’s Annual Report on Form 20-F (the “20-F”) for the year ended March 31, 2016, as set forth in your letter dated February 16, 2017.

For your convenience, the Staff’s comments have been repeated below in their entirety, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in your letter.

General

1.	You stated in your letter to us dated August 7, 2013 that you had business related to Sudan and Syria, countries which are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure about contacts with those countries. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria since the referenced letter, whether through subsidiaries, distributors, dealer, subdealers or other direct or indirect arrangements. You should describe any goods, technology, or services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not currently have any direct operations in or direct contacts with Sudan or Syria, and no revenue is expected to be generated from any sales of goods and/or services in Sudan or Syria during the Company’s 2017 fiscal year. The Company has no agreements, arrangements or other contracts with the government of Sudan or Syria or, to the Company’s knowledge, entities controlled by the government of Sudan or Syria.

During the 2014, 2015 and 2016 fiscal years, the Company generated indirect subscription revenue related to Sudan from the non-affiliated dealers through which sub-dealer and customer relationships were originated. The relevant dealers and sub-dealers included Build-Up Surtac, AW&WA, SETER Offshore and SIDCO Telecom. During that same time, the Company generated direct subscription revenues from one customer, Unar Aviatech Services Co. Ltd, that is based in Sudan. The aforementioned dealers, sub-dealers and customer are, to the best of the Company’s knowledge, not controlled by the government of Sudan. The subscription revenue earned related to vehicle location tracking and fleet management services.

MiX Telematics Limited registration number 1995/013858/06	www.mixtelematics.com

DIRECTORS: RA FREW (Chairman) | SB JOSELOWITZ (CEO) | EN BANDA | SR BRUYNS | PM DELL | CH EWING | IV JACOBS | CWR TASKER | AR WELTON COMPANY SECRETARY: J DE VOS

MATRIX CORNER  |  HOWICK CLOSE  |  WATERFALL PARK  |  BEKKER ROAD  |  MIDRAND

PO BOX 12326  |  VORNA VALLEY  |  1686 JOHANNESBURG  |  SOUTH AFRICA

PHONE +27 11 654 8279  |  FAX +27 11 654 8286

During the 2014, 2015 and 2016 fiscal years, the Company generated indirect subscription revenue related to Syria from subscription revenue from SETER Offshore, a non-affiliated dealer located outside Syria, through which FMSi Syria Web Tracking, a non-affiliated sub-dealer, sold vehicle location tracking and fleet management services.

For more information about the materiality of these limited contacts with Sudan and Syria, on both a quantitative and qualitative basis, please refer to the Company’s response to the Staff’s comment #2 below.

Furthermore, during fiscal year 2016, the Company undertook two initiatives to ensure compliance with the U.S. Treasury’s Office of Foreign Assets Control (“OFAC”) restrictions. These initiatives are as follows:

1.	Physically blocking, at a firewall / network level, all internet traffic originating from OFAC regions. As a result, no one physically located in an OFAC region can access the Company’s SaaS platform; and

2.	Product changes which apply a filter on all incoming data streams from our vehicle monitoring and tracking devices. This filter interrogates all incoming data, determines where the data was recorded and then discards it if deemed to be recorded in an OFAC region.

The list of OFAC regions and their boundaries is configurable should OFAC requirements change. Syria and Sudan are currently included in the list of OFAC regions.

2.	Please discuss the materiality of the contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not have any assets or liabilities associated with Sudan or Syria. The Company does not currently anticipate any significant change in its contacts with any of these countries or any significant increase in sales to any of these countries, either individually or in the aggregate.

MiX Telematics Limited registration number 1995/013858/06	www.mixtelematics.com

DIRECTORS: RA FREW (Chairman) | SB JOSELOWITZ (CEO) | EN BANDA | SR BRUYNS | PM DELL | CH EWING | IV JACOBS | CWR TASKER | AR WELTON COMPANY SECRETARY: J DE VOS

MATRIX CORNER  |  HOWICK CLOSE  |  WATERFALL PARK  |  BEKKER ROAD  |  MIDRAND

PO BOX 12326  |  VORNA VALLEY  |  1686 JOHANNESBURG  |  SOUTH AFRICA

PHONE +27 11 654 8279  |  FAX +27 11 654 8286

The Company’s occasional direct and indirect sales in Sudan and Syria are immaterial. During the period from April 1, 2016 up until the date of this letter, no sales were made by the Company into Syria or Sudan. During the fiscal year ended March 31, 2016, the Company’s net sales in Sudan and Syria amounted to approximately US$7,000, representing approximately 0.01% of the Company’s consolidated revenue. During the fiscal year ended March 31, 2015, the Company’s net sales in Sudan and Syria amounted to approximately US$11,000, representing approximately 0.01% of the Company’s consolidated revenue. During the fiscal year ended March 31, 2014, the Company’s net sales in Sudan and Syria amounted to approximately US$13,000, representing approximately 0.01% of the Company’s consolidated revenue.

In light of the de minimis size and incidental nature of the payments from the identified jurisdictions, the Company does not view these transactions as having any impact on the Company’s business reputation or share value or presenting a material investment risk for its security holders. Moreover, the Company is not aware of any divestment or similar initiative directed towards companies whose contacts with the relevant jurisdictions are, like the Company’s, limited to transactions of the type, number and amount outlined in this letter.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (27) 11-654-8000.

Very truly yours,

MiX Telematics Limited

By:	/s/ Paul Dell
Name:	Paul Dell
Title:	Interim Group Chief Financial Officer

cc: Marjorie S. Adams, DLA Piper LLP (US)

MiX Telematics Limited registration number 1995/013858/06	www.mixtelematics.com

DIRECTORS: RA FREW (Chairman) | SB JOSELOWITZ (CEO) | EN BANDA | SR BRUYNS | PM DELL | CH EWING | IV JACOBS | CWR TASKER | AR WELTON COMPANY SECRETARY: J DE VOS